UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-10051           )   UTILITY HOLDING COMPANY ACT
                            )   of 1935
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    Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"),
Northeast Utilities ("NU") certifies that certain of the transactions, as proposed in the Application/Declaration (the "Application") to the Commission on Form U-1 (File No. 70-10051), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27659, dated March, 18, 2003, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

     Specifically, on March 26, 2003 and on March 31, 2003, NU entered into derivative transactions with two counterparties to swap the interest rate on its 7.25% Senior Notes, Series A, Due 2012 of $263,000,000 from a fixed rate to a floating rate. NU entered into fixed-to-floating with financial institutions in an aggregate amount of $263 million.


Exhibits

A-1 -    International Swaps Dealers Association Agreement with
         Counterparty 1 (filed confidentially)

       A-1.1   Confirmation of Transaction (filed confidentially)

A-2 - The International Swaps Dealers Association Agreement with Counterparty 2 (filed confidentially)

       A-2.1   Confirmation of Transaction (filed confidentially)




                              SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                              Northeast Utilities


                              By:    /s/ Randy A. Shoop
                              Name:  Randy A. Shoop
                              Title: Assistant Treasurer - Finance


Dated:  April 8, 2003

                                   Exhibit A-1
                               (Filed Confidentially)



                                  Exhibit A-1.1
                               (Filed Confidentially)


                                   Exhibit A-2
                               (Filed Confidentially)


                                  Exhibit A-2.1
                               (Filed Confidentially)